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FILE NO: 66246.000002
August 10, 2005
VIA EDGAR
Ms. Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Midlantic Office Trust, Inc.
Amendment Nos. 2 and 3 to Registration Statement on Form S-11
Filed July 26, 2005 and July 27, 2005
File No. 333-124933
Dear Ms. Garnett:
As counsel to Midlantic Office Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-11 (File No. 333-124933) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Sidney M. Bresler of the Company, dated August 3, 2005. For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your August 3, 2005 comment letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 4.
We have provided to each of you, Robert Telewicz, Cicely Luckey and Jeffrey Shady, a courtesy copy of this letter and two courtesy copies of Amendment No. 4 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on July 28, 2005. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Ms. Karen J. Garnett
August 10, 2005

Prospectus Summary
1.	We note your response to prior comment 2. Please eliminate or substantially reduce the detailed description of your primary markets. This information is repeated elsewhere in the document and is not appropriate for the summary. Similarly, please eliminate or substantially reduce the description of your history and your management team beginning on page 3. Some of this information is already stated in the “Overview” section on page 1 and all of this information is repeated verbatim in the body of the document.
RESPONSE: The Company has eliminated the description of its primary markets from the prospectus summary in response to the Staff’s comment. The Company has eliminated the description of its history and revised the description of its management team on pages 3 and 4 of the prospectus summary in response to the Staff’s comment.
Certain Relationships and Related Party Transactions, page 105
Purchase and Sale Agreements and Assignment Agreement, page 107
2.	Consent of Existing Lenders. Please revise to indicate that you must deposit $6.4 million with your lenders to satisfy reserve requirements under certain loans you will assume.
RESPONSE: The Company has revised the disclosure on page 105 of the prospectus in response to the Staff’s comment.
3.	We note your statement on page 108 that you derived the purchase price of the five properties by “applying the negotiated capitalization rate” to management’s estimate of 2005 net operating income. Please revise to provide an example of how you calculated the purchase price using the capitalization rate.
RESPONSE: The Company has revised the disclosure on pages 106 and 107 of the prospectus in response to the Staff’s comment.

Ms. Karen J. Garnett
August 10, 2005

PART II
Item 36. Financial Statements and Exhibits
Exhibit 5.1 — Legal Opinion
4.	Please confirm to us in writing that counsel concurs with our understanding that the reference and limitation to the “substantive laws of the State of Maryland” includes the statutory provisions as well as all applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws. Please file counsel’s written confirmation as correspondence on the EDGAR system.
RESPONSE: The Company supplementally advises the Staff that Maryland counsel to the Company has revised the Exhibit 5.1 Legal Opinion by deleting the term “substantive” from the reference and limitation to the “substantive laws of the State of Maryland.” and such counsel’s written confirmation is attached hereto as Exhibit A.
Exhibit 8.1 — Tax Opinion
5.	We note counsel’s assumption on page 2 of the tax opinion that during your taxable year ending December 31, 2005 and future years, the representations contained in the certificates will be true for such years. Please provide a revised opinion that limits this assumption to factual representations.
RESPONSE: The Company supplementally advises the Staff that counsel to the Company has provided the Staff with a revised tax opinion in response to the Staff’s comment.

Ms. Karen J. Garnett
August 10, 2005

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.
Very truly yours,
/s/ Daniel M. LeBey
Daniel M. LeBey

cc:	Jeffrey A. Shady, Esquire
Ms. Cicely Luckey
Mr. Robert Telewicz
Mr. Sidney M. Bresler
Ronald J. Lieberman, Esquire
Brad S. Markoff, Esquire
Jeffrey M. Sullivan, Esquire

Exhibit A
[VENABLE LETTERHEAD]
August 8, 2005
Ms. Karen J. Garnett
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549-124933

Re:	Midlantic Office Trust, Inc. Amendments Nos. 2 and 3 to Registration Statement on Form S-11 Filed July 26, 2005 and July 27, 2005 File No. 333-124933
     We have revised the Exhibit 5.1 legal opinion relating to the shares of Common Stock, par value $.01 per share, of Midlantic Office Trust, Inc., a Maryland corporation, covered by the above referenced Registration Statement, by deleting the term “substantive” from the reference and limitation to the “substantive laws of the State of Maryland.” We concur with the understanding of the Staff of the Division of Corporation Finance that the “laws of Maryland” include the statutory provisions as well as all applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws.
Very truly yours,

/s/ Venable LLP